SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934



For the month of July 2001.




                                 CGI Group Inc.
                 (Translation of Registrant's Name Into English)



                           1130 Sherbrooke Street West
                                    5th Floor
                                Montreal, Quebec
                                 Canada H3A 2M8
                    (Address of Principal Executive Offices)



     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F           Form 40-F   |X|



     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes         No   |X|

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.


Enclosure:  Press Release dated July 9, 2001

This Form 6-K shall be deemed incorporated by reference in the Registrant's Registration Statement on Form S-8, Reg. Nos. 333-9106 and 333-13350.

PRESS RELEASE                                          FOR IMMEDIATE PUBLICATION

                            CGI selected by Pechiney
              for five-year IT infrastructure outsourcing contract


Chicago,  July 9, 2001 - Pechiney  Plastic  Packaging,  Inc.,  a  subsidiary  of
Pechiney Group (NYSE:PY), and CGI Group Inc. (NYSE: GIB, TSE:GIB.A) today announced they have signed a five-year, US$ 16 million contract for CGI to provide shared IT infrastructure services for various Pechiney business units in North America. Pechiney is an international manufacturer with core businesses in primary aluminum, fabricated aluminum products and packaging.

The services will primarily include creating a new client infrastructure in CGI's data center, establishing around-the-clock help desk support and maintaining 1,200 desktops at approximately 25 Pechiney locations in North
America. CGI will provide the services via an integrated delivery model and CGI's data center facilities in Canada. The companies will complete the data center move before the end of August 2001. As part of the contract, CGI will provide Pechiney with processes and methods to ensure customer satisfaction and a collaborative approach for controlling costs.

"Our business outsourcing strategy is to move toward a shared IT infrastructure to reduce costs and provide enhanced support to our people," said Scott Herr, vice president Information Services, Pechiney Plastic Packaging. "With CGI, we are establishing a relationship that will offer the expertise we want for ongoing improvement of our IT systems in North America. We believe CGI will provide the value, level of personalized service and cultural fit we need."

Gartner Consulting assisted Pechiney in selecting CGI. "We found CGI to be flexible and customer-focused from the outset. Their proposal was comprehensive and well tailored to Pechiney's requirements. CGI's performance-based pricing provided the evaluation team with confidence in CGI's ability to deliver on time and on budget," said Mike Andersen, vice-president, Gartner Consulting.

Francois Chasse, president, USA (interim) for CGI added, "We are very pleased to be partnering with such a highly regarded organization, one able to utilize our global structure in delivering services. We look forward to partnering with Pechiney and to bringing them a unique delivery model that ensures tremendous value for their investment."


                                                                          .../2

About Pechiney
Pechiney, an international manufacturer with core businesses in primary aluminum, aluminum fabricated products and high value-added packaging, had sales of 10.7 billion euros (approximately US$9.8 billion) in 2000. In addition, it manufactures ferroalloys and operates an international trade business. Pechiney shares are traded on the Paris Stock Exchange; American Depositary shares are traded on the New York Stock Exchange under the symbol PY. For more information, visit www.pechiney.com.

About Gartner, Inc.
Gartner, Inc. is a research and advisory firm that helps more than 10,000 clients understand technology and drive business growth. Gartner's divisions are Gartner Research, Gartner Consulting, Gartner Measurement and Gartner Events. Founded in 1979, Gartner is headquartered in Stamford, Connecticut and consists of 4,600 associates, including 1,400 research analysts and consultants, in more than 80 locations worldwide. The company achieved fiscal 2000 revenues of $859 million. For more information, visit www.gartner.com.

About CGI
Founded in 1976, CGI is the fifth largest independent information technology services firm in North America, based on its headcount of more than 10,000 professionals. CGI's order backlog totals approximately US$5.3 billion (CDN$8.2 billion) and its revenue run-rate is close to US$1 billion (CDN$1.5 billion). CGI provides end-to-end IT services and business solutions to 2,500 clients in the United States, Canada and more than 20 countries around the world. CGI's shares are listed on the NYSE (GIB), as well as on the TSE (GIB.A). They are included in the Toronto Stock Exchange's TSE 300 index as well as the S&P/TSE Canadian Information Technology index. Web site: www.cgi.ca.

Forward-Looking Statements
All statements in this press release that do not directly and exclusively relate to historical facts constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements represent CGI Group Inc.'s intentions, plans, expectations, and beliefs, and are subject to risks, uncertainties, and other factors, of which many are beyond the control of the Company. These factors could cause actual results to differ materially from such forward-looking statements.

These factors include and are not restricted to the timing and size of contracts, acquisitions and other corporate developments; the ability to attract and retain qualified employees; market competition in the rapidly-evolving information technology industry; general economic and business conditions; and other risks identified in Management's Discussion and Analysis (MD&A) in CGI Group Inc.'s annual report or Form 40F filed with the U.S. Securities & Exchange Commission and the Company's Annual Information Form filed with Canadian securities commissions. All of the risk factors included in these filed documents are included here by reference. CGI disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

                                      -30-



                                                                         .../3

Press Release - page 3


For more information:

Pechiney
Media inquiries
Polly Moles, Pechiney Services America, (773) 399-3696

Gartner
Carol Wallace, (203)316-3575
carol.wallace@gartner.com

CGI
Ronald White
Director, investor relations
(514) 841-3230

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                 CGI GROUP INC.
                                     (Registrant)


Date July 9, 2001                    By /s/ Paule Dore
                                     Name:  Paule Dore
                                     Title: Executive Vice President
                                            and Chief Corporate Officer
                                            and Secretary